SC 13G
1
Franklin Capital Corporation
Common stock, $1.00 par value
35252P105000
November 30, 1998
Rule 13d-1(c)

1. Kuby Gottlieb Special Value Fund Limited Partnership
36-4025457
2. b
3.
4. Illinois
5.
6. 0
7.
8. 0
9.
10. Not applicable
11.
12. PN.


Item 1.
a. Franklin Capital Corporation
b. 450 Park Avenue, New York, NY 10022
Item 2.
a. Kuby Gottlieb Special Value Fund Limited Partnership
b. 500 West Madison Street, Suite 2740, Chicago, Illinois 60661
c. Illinois
d. Common stock, par value $1.00 per share
e. 35252P105000
Item 3.
None of the above.
Item 4.
a. 39,250
b. 5.085
c.
i. 39,250
ii. 0
iii. 39,250
iv. 0
Item 5. Not applicable
Item 6. Not applicable
Item 7. Not applicable
Item 8. Not applicable
Item 9. Not applicable
Item 10.
a. Not applicable
b. Applicable
February 28, 2000

Eric C. Kuby, President of Corporate